SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
           (Pursuant to Section 13(e) of the Securities Exchange Act)


                              Concord Fabrics Inc.
                              --------------------
                                (Name of Issuer)

                                 Alvin Weinstein
                                 Joan Weinstein
                                 David Weinstein
                                 Peter Weinstein
                               Jonathan Weinstein
                                   Earl Kramer
                              Concord Merger Corp.
                              --------------------
                      (Name of Person(s) Filing Statement)


                      Class A Common Stock, $.50 per share
                      ------------------------------------
                      Class B Common Stock, $.50 per share
                      ------------------------------------
                         (Title of Class of Securities)

                         Class A Common Stock: 206219206
                         Class B Common Stock: 206219305
                         -------------------------------
                      (CUSIP Number of Class of Securities)


                            Peter A. Eisenberg, Esq.
                                 Bryan Cave LLP
                                 245 Park Avenue
                            New York, New York 10167
                                 (212) 692-1800
                                 --------------
                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
             Communication on Behalf of Person(s) Filing Statement)

            This statement is filed in connection with (check the appropriate box):

      a. The filing of solicitation materials or in information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934.

      b. The filing of registration statement under the Securities Act of 1933.

      c. A tender offer.

      d. None of the above.        |X|

            Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:


                            Calculation of Filing Fee
--------------------------------------------------------------------------------
             10,495,146.38                             2,099.03
        Transaction Valuation 1/                 Amount of Filing Fee
--------------------------------------------------------------------------------

      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  2,099.03         Filing party:  Concord Merger Corp.

Form or registration no.:   14D-1         Date filed:  August 4, 1999

      This Schedule 13E-3 (the "Statement") relates to the offer by Concord Merger Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of Class A Common Stock, par value $.50 per share, and Class B Common Stock, par value $.50 per share of Concord Fabrics Inc., a Delaware corporation (the "Company") not owned by the Purchaser on July 29, 1999 at a price of $7.875 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 5, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

Item 1. Issuer and Class of Security Subject to the Transaction.

      (a) The name of the subject company is Concord Fabrics Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1359 Broadway,

----------
1/ The Company has 3,614,215 shares outstanding. 2,281,498 shares are owned by the purchaser. Therefore, the fee is based on 1,332,717 multiplied by the merger price of $7.875 per share.


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

New York, NY 10018.

      (b) This transaction relates to a tender offer to purchase all outstanding shares of Class A Common Stock, par value $.50 per share and Class B Common Stock, par value $.50 per share, of the Company. As of July 29, 1999, there were 2,169,869 shares of Class A Common Stock outstanding and approximately 210 holders of record of Class A Common Stock and 1,444,401 shares of Class B Common Stock and approximately 200 holders of record of Class B Common Stock.

      (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in "The Tender Offer - 5. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

      (d) The information regarding the Company's dividend history and restrictions is contained in "The Tender Offer - 5. Price Range of Shares; Dividends" of the Offer to Purchase, which is incorporated herein by reference.

      (e) The Company has not made an underwritten public offering for cash in the last 3 years.

      (f) The Company has not purchased any of its shares since the commencement of its second full fiscal year preceding the date hereof, other than as listed in "The Tender Offer - 7. Certain Information Concerning Purchaser" of the Offer to Purchase, which is incorporated herein by reference.

Item 2. Identity and Background.

      (a)-(d) and (g) This Statement is filed by Purchaser, as well as Alvin Weinstein, Joan Weinstein, David Weinstein, Peter Weinstein, Jonathan Weinstein and Earl Kramer (the "Continuing Shareholders"). The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser are set forth in the "Introduction", "The Tender Offer - 7. Certain Information Concerning Purchaser" and Schedule II of the Offer to Purchase and are incorporated herein by reference.

      Jonathan Weinstein is a citizen of the United States. His address is 2217 11th Avenue East, Seattle, Washington 98102. He is Marketing Manager of E-Commence for Microsoft Corporation. Peter Weinstein resides at 2339 Stone Road, Ann Arbor, Michigan 48105. He recently successfully defended a dissertation in software architecture from the University of


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

Michigan.

      (e) and (f) During the last five years, neither Purchaser nor to the best knowledge of Purchaser, none of the Continuing Shareholders has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations.

            (a) The information set forth in "The Tender Offer - 7. Certain Information Concerning Purchaser", "Special Factors - 1. Background of the Offer; Contacts with the Company" and "Special Factors - 2. The Offer and Merger; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

            (b) The information set forth in the Introduction, "The Tender Offer
- 6. Certain Information Concerning the Company", "The Tender Offer - 7. Certain Information Concerning Purchaser", "Special Factors - 1. Background of the Offer; Contacts with the Company", "Special Factors - 2. The Offer and Merger; Merger Agreement", and "Special Factors - 3. Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a) The information contained in "The Tender Offer - 1. Terms of the Offer", "Special Factors - 2. The Offer and Merger; Merger Agreement", "Special Factors - 3. Purpose of the Offer and the Merger; Plans for the Company", and "The Tender Offer - 9. Conditions to the Offer" of the Offer to Purchase is incorporated herein by reference.

      (b) The terms of the 13E-3 transaction are the same for all shareholders of the Company other than Purchaser.

Item 5. Plan or Proposals of the Issuer of Affiliate.

            (a)-(e) The information set forth in the "Introduction", "Special Factors - 1. Background of the Offer; Contacts with the Company", "Special Factors - 2. The Offer and Merger; Merger Agreement", and "Special Factors - 3. Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

            (f) and (g) The information set forth in "Special Factors - 4. Effect of the Offer on the Market for Shares, Exchange Act Listing, Exchange Act Registration; Margin


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

Regulations" of the Offer to Purchase is incorporated herein by reference.

Item 6. Source and Amounts of Funds or Other Consideration.

            The information set forth in "The Tender Offer - 8. Sources and Amounts of Funds" and "The Tender Offer - 11. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

      The information set forth in the "Introduction", "Special Factors - 5. Material Federal Tax Considerations", "Special Factors - 1. Background of the Offer; Contacts with the Company", "Special Factors - 2. The Offer and Merger; Merger Agreement", "Special Factors - 3. Purpose of the Offer and the Merger; Plans for the Company", and "Special Factors - 4. Effect of the Offer on the Market for the Shares; Exchange Act Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

Item 8. Fairness of the Transaction.

      (a) Purchaser and the Continuing Shareholders reasonably believe that the Rule 13e-3 transaction is fair to unaffiliated shareholders.

      (b) The information set forth in "Special Factors - 1. Background of the Offer; Contacts with the Company" of the Offer to Purchase is incorporated herein by reference. Purchaser and the Continuing Shareholders place significant weight on the opinion of the Special Committee and the report of Peter J. Solomon, which are attached as exhibits hereto.

      (c) The transaction is structured to require the approval of a majority of the unaffiliated shareholders.

      (d) A majority of the independent directors who are not employees of the issuer have retained an unaffiliated representative for the purposes of preparing a report concerning the fairness of such transaction. The information set forth in "Special Factors -1. Background of the Offer, Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

      (e) The Rule 13e-3 transaction was approved by a majority of the independent directors.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

      (a), (b) The information set forth in the Introduction and "Special Factors - 1.


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

Background, and Schedule I of the Offer to Purchase is incorporated herein by reference.

      (c) Any report referred to in Item 9(a) shall be made available for inspection or copying at the principal executive office of the Company during its regular business hours by any interested equity security holder of the Company or his or her representative who has been so designated in writing.

Item 10. Interest in the Securities of the Issuer.

      (a) The information set forth in the Introduction and "The Tender Offer -
7. Certain Information Concerning Purchaser" of the Offer to Purchase is incorporated herein by reference. Purchaser owns 1,168,699 shares of Class A Common Stock, constituting 53.9% of that class, and 1,112,799 constituting 77.0% of that class. Purchaser owns a total of 63.1% of the total outstanding stock of the Company.

      (b) No transaction in the class of equity securities of the Company was effected during the past 60 days by the Company or by any person named in response to Item 10(a) other than the contribution of shares to Purchaser described in the "Introduction" and "The Tender Offer - 7. Certain Information Concerning Purchaser."

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

      The information set forth in the "Introduction", "The Tender Offer - 7. Certain Information Concerning Purchaser", "Special Factors - 1. Background of the Offer; Contacts with the Company"; and "Special Factors - 2. The Offer and Merger; Merger Agreement" and "Special Factors - 3. Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

      (a) The information set forth in the Introduction, "The Tender Offer - 7. Certain Information Concerning Purchaser" is incorporated herein by reference.

      (b) The information set forth in the Introduction, "Special Factors - 1. Background of the Offer; Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

Item 13. Other Provisions of the Transaction


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

      (a) The information set forth in "Special Factors -2. The Offer and merger; Merger Agreement" and "Special Factors - 3. Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

      (b) Not applicable.

      (c) Not applicable.

Item 14. Financial Information.

      The information set forth in "The Tender Offer - 6. Certain Information Concerning the Company" and "The Tender Offer - 7. Certain Information Concerning Purchaser" of the Offer to Purchase, the Company's Annual Report on form 10-K for the year ended August 30, 1998, the Company's Quarterly Reports on Form 10-Q for the quarters ended November 29, 1999, February 28, 1999 and May 30, 1999, are incorporated herein by reference.

Item 15. Persons and Assets Employed, Retained or Utilized.

      The information set forth in "The Tender Offer - 6. Certain Information concerning the Company", "The Tender Offer - 7. Certain Information Concerning the Purchaser", "Special Factors - 1. Background of the Offer; Contacts with the Company", "Special Factors - 3. Purpose of the Offer and the Merger; Plans for the Company", and "The Tender Offer - 11. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 16. Additional Information.

      The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 17. Material to be Filed as Exhibits.

      (a) (1) Form of Offer to Purchase for Cash All Outstanding Shares of Class A and Class B Common Stock of Concord Fabric Inc., at $7.875 net per share by Concord Merger Corp., dated August 4, 1999.

      (a) (2) Form of Letter of Transmittal, dated August 4, 1999.

      (a) (3) Form of Commitment Letter from the Chase Manhattan Bank to Alvin Weinstein, Joan Weinstein and David Weinstein, dated August 3, 1999.

      (a) (4) Form of Report of Peter J. Solomon Company Limited, dated July 29, 1999.


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

      (a) (5) Form of Shareholders' Agreement, dated July 29, 1999, among Alvin Weinstein, Joan Weinstein, David Weinstein, Peter Weinstein, Jonathan Weinstein and Earl Kramer.

      (a) (6) Form of Opinion of the Special Committee, dated July 29, 1999.


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

                                    Signature


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              August 4, 1999
                                              --------------
                                                  (Date)

                                              /s/ Earl Kramer
                                    -------------------------------------
                                                (Signature)

                                                President
                                    -------------------------------------
                                                (Name and Title)


                                             /s/ Alvin Weinstein
                                    -------------------------------------
                                                Alvin Weinstein


                                             /s/ Joan Weinstein
                                    -------------------------------------
                                                Joan Weinstein


                                             /s/ David Weinstein
                                    -------------------------------------
                                                David Weinstein


                                             /s/ Peter Weinstein
                                    -------------------------------------
                                                Peter Weinstein


                                             /s/ Jonathan Weinstein
                                    -------------------------------------
                                                Jonathan Weinstein


                                             /s/ Earl Kramer
                                    -------------------------------------
                                                Earl Kramer


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